SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

(Commission File Number: 1-14862)

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia—CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

The following exhibit is furnished with this document:

Exhibit 1.	Audited consolidated financial statements of Copesul—Companhia Petroquímica do Sul at December 31, 2006 and 2005 and for the three years ended December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASKEM S.A.
Date: May 20, 2008

	By:	/s/ Carlos José Fadigas de Souza Filho
	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

Exhibit 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Copesul—Companhia Petroquímica do Sul and Subsidiaries

1	We have audited the accompanying consolidated balance sheets of Copesul—Companhia Petroquímica do Sul and subsidiaries (“the Company”) as of December 31, 2006 and 2005 and the related consolidated statements of income, of changes in shareholders’ equity, of changes in financial position and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Copesul—Companhia Petroquímica do Sul and Subsidiaries

3	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copesul—Companhia Petroquímica do Sul and subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations, the changes in their financial position and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

PricewaterhouseCoopers	Porto Alegre, Brazil
Auditores Independentes	April 30, 2007, except for the note 3(m)
of this Consolidated Financial Statements as to which the date is January 08, 2008

COPESUL - Companhia Petroquímica do Sul

Consolidated Balance Sheets at December 31

All amounts in millions of reais

	2006	2005
Assets
Current assets
Cash and banks (Note 4)	201	113
Trade accounts receivable
Third parties (Note 5)	195	149
Related parties (Note 27)	59	49
Export drafts—billed (Note 16)	(1)	(18)
Credits ceded to receivables securitization fund (FIDC) (Note 7)		(13)
Swap receivables (Note 6)	64	53
Marketable securities (Note 7)	38	13
Inventories (Note 8)	571	495
Taxes and charges recoverable (Note 9)	115	43
Prepaid expenses (Note 10)	14	14
Other accounts receivable	5	9

	1,261	907

Non-current assets
Long-term receivables
Marketable securities (Note 7)	1	1
Taxes and charges recoverable (Note 9)	137	133
Judicial deposits (Note 11)	9	8
Prepaid expenses (Note 10)	4	6
Loans to third parties	3	6
Claims receivable and other	2	1

	156	155

Permanent assets
Investments	10	9
Property, plant and equipment (Note 12)	1,030	1,106
Deferred charges (Note 13)	10	11

	1,050	1,126

Total assets	2,467	2,188

Liabilities and shareholders’ equity
Current liabilities
Suppliers
Third parties (Note 14)	290	154
Related parties (Note 27)	63	2
Loans and financing (Note 15)	50	288
Export drafts - to be invoiced (Note 16)	39	1
Taxes and charges payable (Note 17)	45	42
Social and labor contributions and charges	45	49
Proposed dividends (Note 19 (d) (iii))	185	68
Interest on own capital (Note 19 (d) (iii))	17	21
Income tax and social contribution (Note 18)	44	9
Provision for programmed maintenance (Note 19 (e) (i))		16
Swap and options payable (Note 6)	23	5
Advances from customers	5	13
Profit sharing and other	35	27

	841	695

Non-current liabilities
Long-term liabilities
Loans and financing (Note 15)	107	84
Export drafts - to be invoiced (Note 16)	139	91
Provision for programmed maintenance (Note 19 (e) (i))		52
Deferred income tax and social contribution (Note 18)	37	1
Provision for contingencies (Note 24)	34	11
Actuarial liability - PETROS (Note 25)	9	7

	326	246

Shareholders’ equity (Note 19)
Capital	850	750
Capital reserve	296	341
Revaluation reserve	75	109
Revenue reserve	79	47

	1,300	1,247

Total liabilities and shareholders’ equity	2,467	2,188

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL - Companhia Petroquímica do Sul

Consolidated Statements of Income

Years Ended December 31

In millions of reais, unless otherwise indicated

	2006	2005	2004
Gross sales
Sale of petrochemical products and utilities
Local market	7,303	6,583	6,379
Foreign market	845	765	774

	8,148	7,348	7,153

Taxes, contributions and deductions on sales
ICMS	(982)	(1,041)	(1,051)
PIS, COFINS, CIDE and other	(790)	(691)	(661)
Freights	(77)	(64)	(66)

	(1,849)	(1,796)	(1,778)

Net sales and services	6,299	5,552	5,375
Cost of products, utilities and services	(5,292)	(4,610)	(4,418)

Gross profit	1,007	942	957

Operating (expenses) income
Selling	(46)	(49)	(58)
General and administrative	(49)	(40)	(38)
Management fees	(3)	(2)	(2)
Depreciation and amortization	(12)	(15)	(15)
Other operating income (expenses), net (Note 21)	20	22	42

	(90)	(84)	(71)

Operating profit before financial result	917	858	886

Financial result (Note 20)
Financial expenses	(373)	(180)	(582)
Financial income	372	137	507

	(1)	(43)	(75)

Operating profit	916	815	811

Non-operating result, net
Non-operating income	(6)	(4)	1
Non-operating expenses	2	10	(2)

	(4)	6	(1)

Income before income tax and social contribution	912	821	810

Current Income tax and social contribution (Note 18)	(266)	(221)	(272)
Deferred Income tax and social contribution (Note 18)	(4)	(10)	30

Net income for the year before profit sharing	642	590	568
Profit sharing	(27)	(23)	(21)

Net income for the year	615	567	547

Earnings per share (in Brazilian Reais) (Note 19)	4.10	3.77	3.64

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL - Companhia Petroquímica do Sul

Statement of Changes in Shareholders’ Equity

In millions of reais, except per share amounts

	Capital	Capital reserve	Revaluation reserve	Revenue reserve	Retained earnings (Accumulated losses)	Total
		Fiscal incentives		Legal
At December 31, 2003	610	247	179	42		1,078
Capitalization of capital reserve—fiscal incentives
FUNDOPEM	90	(90)
Fiscal incentives
FUNDOPEM		89				89
Program for Technological and Industrial Development (PDTI)		2				2
Realization of revaluation reserve
Revaluation—1983			(3)		3
Revaluation—1989			(32)		32
Income tax and social contribution on realized revaluation reserve					(10)	(10)
Net income for the year					547	547
Appropriation of net income
Legal reserve				27	(27)
Proposed dividends—R$ 0.785 per share					(118)	(118)
Interim dividends—R$ 2.252 per share					(339)	(339)
Interest on own capital—R$ 0.587 per share					(88)	(88)

At December 31, 2004	700	248	144	69		1,161

Capitalization of revenue reserve
Legal Reserve	50			(50)
Fiscal incentives
FUNDOPEM		89				89
Program for Technological and Industrial Development (PDTI)		4				4
Realization of revaluation reserve
Revaluation—1983			(3)		3
Revaluation—1989			(32)		32
Income tax and social contribution on realized revaluation reserve					(11)	(11)
Net income for the year					567	567
Appropriation of net income
Legal reserve				28	(28)
Proposed dividends—R$ 0.454 per share					(68)	(68)
Interim dividends—R$ 2.635 per share					(396)	(396)
Interest on own capital—R$ 0.660 per share					(99)	(99)

At December 31, 2005	750	341	109	47		1,247

COPESUL - Companhia Petroquímica do Sul

Statement of Changes in Stockholders’ Equity
In millions of reais, except per share amounts	(continued)

	Capital	Capital reserve	Revaluation reserve	Revenue reserve	Retained earnings	Total
		Fiscal incentives		Legal
At December 31, 2005	750	341	109	47		1,247
Prior year adjustment (Note 19 (e))					38	38
Capitalization of capital reserve—FUNDOPEM	100	(100)
Fiscal incentives
FUNDOPEM		50				50
Program for Technological and Industrial Development (PDTI)		5				5
Realization of revaluation reserve
Revaluation—1983			(4)		4
Revaluation—1989			(30)		30
Income tax and social contribution on realized revaluation reserve					(8)	(8)
Net income for the year					615	615
Appropriation of net income
Legal reserve				32	(32)
Proposed dividends—R$ 1,229 per share					(185)	(185)
Interim dividends—R$ 2.475 per share					(372)	(372)
Interest on own capital—R$ 0.597 per share					(90)	(90)

At December 31, 2006	850	296	75	79		1,300

The accompanying notes are an integral part of these consolidated financial statements.

COPESUL - Companhia Petroquímica do Sul

Consolidated Statements of Changes in Financial Position

Years Ended December 31

In millions of reais

	2006	2005	2004
Financial resources were provided by:
Operations
Net income for the year	615	567	547
Expenses (income) not affecting working capital
Depreciation and amortization	234	202	206
Provision for realization of investments at market value	(1)
Long-term taxes recoverable	(5)
Write off of non current assets—prepaid expenses		1
Provision for long-term programmed maintenance		19	34
Provision for administrative, civil and labor contingencies	24	4	3
Provision for actuarial liability—PETROS	2	2	2
Interest on long-term amounts receivable	(1)	(10)	(47)
Interest on long-term financing		6	3
Interest on income tax and social contribution in long-term liabilities	2
Monetary and exchange variations on long-term items
Long-term liabilities	(5)	(11)	(2)
Long-term receivables	(5)	(3)	(23)
Disposals of property, plant and equipment and investments	2	5
Income tax and social contribution
Long-term receivables	(25)
Long-term liabilities	10	(2)	(1)
Realization of revaluation reserve	(10)	(11)	(10)

	837	769	712

Third parties
Decrease in long-term receivables
Marketable securities	1	11	12
Related parties		154	572
Taxes and charges recoverable	50	6	3
Prepaid expenses	3	3	6
Loans to third parties and other	5	5	4
Increase in long-term liabilities
Financial institutions	47	77	121
Export drafts to be invoiced	138		114
Fiscal incentives of FUNDOPEM and Program for Technological and
Industrial Development	55	93	91

	299	349	923

Other
Effect on net working capital from the change in the accounting procedure and prior year adjustments	1

Total funds provided	1,137	1,118	1,635

COPESUL - Companhia Petroquímica do Sul

Consolidated Statements of Changes in Financial Position
Years Ended December 31
In millions of reais	(continued)

	2006	2005	2004
Financial resources were used for:
Long-term receivables
Marketable securities			23
Related parties			325
Taxes and charges recoverable	42	21	19
Prepaid expenses	1	5	4
Loans to third parties and other	2	1	6
Permanent assets
Investments			2
Property, plant and equipment	126	171	131
Deferred charges	2	3	2
Transfer from long-term to current liabilities
Financial institutions	24	64	195
Export drafts to be invoiced	35		371
Provision for programmed maintenance		11	43
Amortization of long-term liabilities
Financial institutions		79	174
Export drafts to be invoiced	49		133
Administrative, civil and labor contingencies	1	2	1
Distribution of net income
Proposed dividends	185	68	118
Prepaid dividends	372	396	339
Interest on own capital	90	99	88

Total funds used	929	920	1,974

Increase (decrease) in working capital	208	198	(339)

Current assets
At the end of the year	1,261	907	754
At the beginning of the year	907	754	1,387

	354	153	(633)

Current liabilities
At the end of the year	841	695	740
At the beginning of the year	695	740	1,034

	146	(45)	(294)

Increase (decrease) in working capital	208	198	(339)

The accompanying notes are in integral part of these consolidated financial statements.

COPESUL - Companhia Petroquímica do Sul

Consolidated Statements of Cash Flows

Years Ended December 31

In millions of reais

	2006	2005	2004
Cash provided by operating activities
Net income for the year	615	567	547
Expenses (income) not affecting cash
Depreciation and amortization	234	202	206
Provision for programmed maintenance		(31)	36
Provision for administrative, civil and labor contingencies	23	4	3
Provision for actuarial liabilities—PETROS	2	2	2
Provision for realization of investments at market value	(1)
Interest and monetary and exchange variations on assets
Interest	5	15	5
Monetary and exchange variations	(4)	6	(18)
Disposals of property, plant and equipment and other	2	5
Net changes in swap receivable	(11)	(52)	9
Net changes in swap and options payable	18	(3)	(32)
Loans, financing and export drafts
Interest	(11)	(1)	(3)
Monetary and exchange variations	(7)	(36)	(21)
Deferred income tax and social contribution	4	10	(30)
Interest on provision for income tax and social contribution	2
Decrease (increase) in assets
Trade accounts receivable	(57)	21	277
Trade notes linked to the FIDC	(13)	(10)	23
Inventories	(76)	(68)	(144)
Other accounts receivable	(92)	(36)	102
Related parties	61		(25)
Increase (decrease) in liabilities
Suppliers—third parties	137	8	59
Other accounts payable	13	(28)	21
Fiscal incentives of FUNDOPEM, income tax and Program for Technological and Industrial Development	55	93	91

Net cash provided by operating activities	899	668	1,108

COPESUL - Companhia Petroquímica do Sul

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of reais	(continued)

	2006	2005	2004
Marketable securities
Purchases	(210)	(145)	(997)
Redemptions	181	201	910
Loans to related parties
Issuances	5		(325)
Repayments		130	522
Additions to investments			(2)
Additions to property, plant and equipment	(126)	(171)	(131)
Additions to deferred charges	(2)	(3)	(2)

Net cash provided by (used in) investing activities	(152)	12	(25)

Loans, financing and export drafts
Issuances	1,320	1,279	772
Repayments	(1,447)	(1,411)	(1,707)
Interest on own capital	(94)	(97)	(83)
Dividends paid	(438)	(513)	(346)

Net cash used in financing activities	(659)	(742)	(1,364)

Net change in cash	88	(62)	(281)

Initial cash balance	113	175	456
Final cash balance	201	113	175

Net change in cash	88	(62)	(281)

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

1	Operations

The Company, headquartered in Triunfo, Rio Grande do Sul, is a closely held corporation and its main objectives are: a) manufacture, sale, import and export of chemical and petrochemical products and fuel; b) production and distribution of goods, as well as rendering services to companies of the Southern Petrochemical Complex and management of the logistic services pertinent to its waterway and terrestrial terminals; c) participation in other companies as quotaholder or shareholder. Its main shareholders are Braskem S.A., Ipiranga Petroquímica S.A. and Petrobras Química S.A.—PETROQUISA.

The main suppliers of raw materials in the local market are PETROBRAS—Petróleo Brasileiro S.A. and Refinaria Alberto Pasqualini—REFAP S.A. and overseas, the companies Sonatrach SPA and Repsol YPF S.A.

The Company’s main customers are located in the Petrochemical Complex in Triunfo, Rio Grande do Sul. Additionally, the Company’s sales of hydrocarbon solvents and fuels are made in both the domestic and international markets, and the latter being mainly to Mercosur (Southern Common Market) and the United States.

2	Presentation of the financial statements

The financial statements for statutory and regulatory purposes were approved by the Company’s Board of Directors on January 30, 2007.

The consolidated financial statements were prepared and are being presented in accordance with accounting practices adopted in Brazil, which are based on Brazilian corporate legislation and standards and procedures of the Brazilian Securities Commission (CVM). The financial statements presented herein do not include the parent company’s stand-alone financial statements, are not intended for statutory purposes, and have been adjusted with respect to the financial statements for statutory purposes to include in Note 28 a reconciliation of net equity and net income between the amounts under accounting practices adopted in Brazil and generally accepted accounting principles in the United States of America as well as certain additional disclosure to facilitate understanding by readers not familiar with accounting practices adopted in Brazil as described below.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

Due to the change of accounting practice, the provision for programmed maintenance, beginning on January 1, 2006, was totally reversed against retained earnings as required by Deliberation of the Brazilian Securities Commission—CVM no. 489 of October 3, 2005 and Technical Interpretation—IT IBRACON no. 01/2006 and its effects are shown in Note 19 (e) (i).

The preparation of financial statements in conformity with generally accepted accounting practices requires the use of estimates to account for certain assets and liabilities and other transactions. Therefore, the Company’s financial statements include estimates referring to the selection of useful lives of fixed assets, provisions for contingent liabilities and determination of income tax liabilities. Actual results may differ from such estimates.

3	Significant accounting practices

(a)	Consolidated financial statements

These consolidated statements include the wholly-owned subsidiaries Copesul International Trading, Inc., CCI—Comercial Importadora S.A. and the Fundo de Investimento Financeiro Multimercado Copesul, a mutual fund whose quotas are wholly-owned by the Company. In the consolidation process, intercompany balances, income, expenses and unrealized profits arising from intercompany transactions are eliminated, as well as the investment in the subsidiaries.

(b)	Marketable securities and swap receivables and payables

Marketable securities are recorded at cost plus accrued income up to the balance sheet date (accrual basis), adjusted to market value, when lower, and investments in funds are valued at the period-end quotation. As required by accounting standards specifically applicable to mutual funds, investments held by mutual funds, such as the “Fundo de Investimento Financeiro Multimercado Copesul” are valued at market value at period-end with gains and losses recognized in the statement of income. Derivative financial instruments, which include swaps and options (Note 6) are recorded at fair value with realized and unrealized gains and losses recognized in income.

(c)	Allowance for doubtful accounts

The Company has no allowance for doubtful accounts, since losses are not expected to occur in relation to accounts receivable.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(d)	Inventories

Inventories are stated at average cost of acquisition or production, adjusted to market value, when lower.

(e)	Investments

Investments are recorded at acquisition cost and adjusted to market value, when applicable.

(f)	Property, plant and equipment

Property, plant and equipment are stated at cost, plus revaluation, less accumulated depreciation. Depreciation is calculated on the straight-line method in accordance with the estimated useful lives of assets, supported by an independent appraisal report, as detailed in Note 12.

(g)	Deferred charges

Deferred charges include pre-operating expenses related to expansion, projects for new products and systems and organizational restructuring expenditures, amortized at the rate of 20% per year (p.a.), as shown in Note 13.

(h)	Rights and obligations

Rights are stated at cost or realization value, including, when applicable, earnings and monetary restatements and exchange rate variations. Liabilities are recognized at their known or calculable values, including corresponding charges, monetary restatements and exchange rate variations when applicable.

(i)	Provision for programmed maintenance

Up to December 31, 2005, the Provision for Programmed maintenance was made by accruing in advance the estimated costs of scheduled maintenance stoppages, especially the general stoppage that occurs every six years. The most recent stoppage of Plant 1 occurred in the first half of 2001 and the next one should be in 2008. The most recent stoppage of Plant 2 took place in November 2005 and the next one is planned for November 2011. Due to the change of accounting practice, the provision for programmed maintenance, beginning on January 1, 2006, was totally reversed against retained earnings as established by Deliberation of the Brazilian Securities Commission—CVM no. 489 of October 3, 2005 and Technical Interpretation—IT IBRACON no. 01/2006 and its effects are shown in Note 19 (e) (i).

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

As from January 1, 2006 and in accordance with IT IBRACON 01/2006 no provision is recognized for programmed maintenance. IT IBRACON 01/2006 establishes that “no provision is recognized for costs that need to be incurred to operate in the future. The only liabilities recognized in the balance sheet of an entity are those that exist at the balance sheet date.” As from January 1, 2006 amounts incurred in programmed maintenance are capitalized and amortized over the estimated period to the next programmed maintenance.

(j)	Income tax and social contribution

Deferred income tax and social contribution on temporary differences were fully recognized at current rates, to the extent that realization is considered probable.

Income tax and social contribution are provided based on taxable income determined in accordance with current tax legislation.

(k)	Determination of results of operations

Income and expenses are determined on the accrual basis.

(l)	Statement of cash flows

In accordance with IBRACON (“Instituto dos Auditores Independentes do Brasil”) Accounting Standards and Procedures (NPC) 20, the Company is presenting the consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004. For purposes of the statements of cash flows, cash and banks comprises all cash in hand, amounts deposited in banks and securities, quotas in mutual funds and amounts invested in other debt securities which might be sold by the Company at any moment in exchange for cash.

(m)	Reclassifications on the statement of income

The Company made certain reclassifications on the statement of income for the year ended December 31, 2006 and for comparative purposes the December 31, 2005 and the December 31, 2004 statements of income have been adjusted accordingly:

i.	Sale of services and resale of goods were distributed between domestic and foreign market;

ii.	Freight expenses are currently presented as deductions from gross revenues while previously were considered selling expenses;

iii.	Depreciation and amortization are separately disclosed which before were included as selling expenses and general and administrative expenses, as appropriate; and

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

iv.	Deferred income tax and social contribution are separately presented. In prior periods were presented together with current income tax expense under provisions for income tax and social contribution.

The reclassifications are summarized as follows:

	2006
	Previously disclosed	Reclassifications	Adjusted amounts
Domestic market	7,186	117	7,303
Foreign market	761	84	845
Sale of services and resale of goods	201	(201)

	8,148		8,148

Taxes, contributions and deductions on sales	(1,772)	(77)	(1,849)
Selling expenses	(133)	87	(46)
General and administrative expenses	(51)	2	(49)
Depreciation and amortization		(12)	(12)
Current income tax and social contribution	(270)	4	(266)
Deferred income tax and social contribution		(4)	(4)

	(2,226)		(2,226)

	2005
	Previously disclosed	Reclassifications	Adjusted amounts
Domestic market	6,527	56	6,583
Foreign market	765		765
Sale of services and resale of goods	56	(56)

	7,348		7,348

Taxes, contributions and deductions on sales	(1,732)	(64)	(1,796)
Selling expenses	(125)	76	(49)
General and administrative expenses	(43)	3	(40)
Depreciation and amortization		(15)	(15)
Current income tax and social contribution	(231)	10	(221)
Deferred income tax and social contribution		(10)	(10)

	(2,131)		(2,131)

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

	2004
	Previously disclosed	Reclassifications	Adjusted amounts
Domestic market	6,267	112	6,379
Foreign market	774		774
Sale of services and resale of goods	112	(112)

	7,153		7,153

Taxes, contributions and deductions on sales	(1,712)	(66)	(1,778)
Selling expenses	(136)	78	(58)
General and administrative expenses	(41)	3	(38)
Depreciation and amortization		(15)	(15)
Current income tax and social contribution	(242)	(30)	(272)
Deferred income tax and social contribution		30	30

	(2,131)		(2,131)

4	Cash and banks

	2006	2005
Cash and banks—checking account	7	6
Marketable securities
Investments of Fundo de Investimento Financeiro
Multimercado Copesul
Bank Deposit Certificates	88	43
Brazilian Government Financial Treasury Bills	13	12
National Treasury Bills	1	1
Mutual Fund quotas	12	13
Receivables Investment Fund—FIDC		9
Debentures and other debt securities	43	15
Bank Deposit Certificates		13
Government securities
Overnight and term deposits	37	1

	201	113

5	Trade accounts receivable—Third parties

	2006	2005
Local customers	121	103
Foreign customers	74	46

	195	149

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

6	Swap and options receivables and payables

The Company entered into operations involving options with respect to US dollars called ‘Box Options’ as commented below. The purpose has been to invest cash resources at rates higher than other available investment options. The Company also has swap operations which were entered into by Fundo de Investimento Financeiro Multimercado Copesul, whose custodian and manager is Banco Santander Brasil S.A.

	Amounts receivable
	2006	2005
Swap receivables	27	2
Swap with anticipatory breach clause		1
Options—Box operations	37	50

Total—current assets	64	53

	Amounts payable
	2006	2005
Options payable		1
Options—Box operations		2
Swap payable	23	2

Total—current liabilities	23	5

Box options are combined operations that involve both the purchase and the sale of options in US dollars for the same maturity at a certain price, so that, regardless of the future US dollar rate, the Company knows in advance the net result of such operations being a fixed return over its investment. The value paid for the options, called premium, corresponds to the amount invested by the Company and the sum redeemed will be the premium plus a pre-fixed rate of return.

Swaps correspond to cross-currency interest rate swaps by which the Company pays a fixed interest rate and receives a variable rate based on the Interbank Deposit Certificate—CDI rate.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

7	Marketable securities

	2006	2005
Receivables Securitization Fund (FIDC) (*)		13
Term deposits	39	1

Total	39	14
Current	(38)	(13)

Long-term	1	1

(*)	The ‘Fundo Copesul de Investimentos em Direitos Creditórios’—FIDC (Copesul Receivables Securitization Fund) was closed with amortization of the last installment on August 21, 2006.

8	Inventories

Inventories are comprised as follows:

	2006	2005
Raw materials	234	267
Raw materials in transit	145	90
Finished products	99	46
Spare parts and other materials	73	75
Chemical products	7	8
Intermediary products	13	9

	571	495

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

9	Taxes and charges recoverable

	Current		Long-term
	2006	2005	2006	2005
Deferred taxes
Deferred income tax and social contribution on tax loss—CITI (c)				1
Deferred income tax on temporary additions (c)	1	4	11	21
Deferred social contribution on temporary additions (c)	1	2	4	8

	2	6	15	30

Other taxes and charges recoverable
Withholding income tax on financial investments		4
IRPJ and CSLL recoverable	12	4
Tax on Net Income (ILL) (a)			54	51
Additional State Income Tax (ADIR) (b)			28	32
ICMS on acquisition of property, plant and equipment (d)	8	7	9	15
PIS recoverable			1
PASEP recoverable (h)	15		23
PIS on acquisition of property, plant and equipment (e)	1
COFINS recoverable	3
COFINS on acquisition of property, plant and equipment (e)	2	1	2	1
Prepaid ICMS (f)	72	20
CSLL withheld—Law 10833		1
IPI recoverable (g)			5	4

	113	37	122	103

	115	43	137	133

(a)	This refers to the tax credit of Tax on Net Income—ILL paid from 1989 to 1991 and recognized in December 2002 as this tax was considered unconstitutional according to Resolution of the Federal Senate no. 82 of November 18, 1996 and republished on November 22, 1996. The Company is seeking administratively the right of compensation of this credit with other taxes. Additionally, in the first quarter of 2006 as shown in Note 19 (e) (ii), the Company recorded a liability of R$ 28, recorded against retained earnings, substantially referring to IRPJ and to CSLL levied on the monetary variations of this credit.

(b)	As of December 31, 2006, the Company recorded a receivable of R$ 28 (R$ 32 in 2005) relating to Additional State Income Tax (ADIR), for which the Company was awarded a final favorable judgment, and a security to cover court-ordered debts was issued. This security should be received at its original amount, in cash, plus legal interest, in successive and equal annual installments over a maximum ten-year period, from 2001. Up to December 31, 2006, no installment had been settled up to the time of maturity, but they may be offset in future years against State taxes, as determined by Article 2 of Constitutional Amendment 30 of September 13, 2000. As a precaution, the Company filed an appeal in order to avoid the first installment becomes time-barred and to use it to offset the credit with ICMS payable generated in its operations.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(c)	The Company recorded deferred assets on the loss of its subsidiary Copesul International Trading, Inc.—CITI in view of the loss in December 2005. Those losses were offset with profits during 2006. The Company also recorded deferred tax assets on temporary differences in the amount of R$ 17 in current assets and non-current assets in accordance with the expectation of realization of these credits. Deferred taxes are expected to be realized as follows:

	2006	2005
	%	%
2006		17
2007	13	80
2008		3
2009 and after	87

	100.00	100.00

(d)	As from August 2000, the Company started recording the ICMS credits paid on acquisitions of property, plant and equipment, as determined by Complementary Law 102 dated July 11, 2000. The credits to be offset are as follows:

	2006	2005
2006		8
2007	8	7
2008	6	6
2009	2	2
2010	1

	17	23
Current	(8)	(8)

Long-term	9	15

(e)	The Company recognizes PIS and COFINS recoverable credits on the acquisitions of property, plant and equipment, which will be realized in 24 and 48 months depending on the asset acquired as permitted by Law 10865/04 and Decree 5222/04.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(f)	During 2006, the Company made an advance payment of amounts related to ICMS on future sales in the amount of R$ 72 (2005—R$ 20). The offset of the prepaid ICMS will be made in 6 equal payments, monthly and consecutive, adjusted by the ‘Unidade Padrão Fiscal do RS’—UPF (Standard Fiscal Unit of RS) of 2007, beginning in January 2007.

(g)

The Company recognizes an IPI credit on the acquisitions of raw materials used in the production process. In order to use these credits, every quarter they are offset with federal taxes in accordance with Decree 4544/2002 and paragraph 4, article 16 of the Regulatory Instruction no 460/2004 of the Brazilian Revenue Secretariat. The long-term balance refers to the IPI Credit Bonus that was judicially gained and will be realized by the end of 2008.

(h)	During 2006 the Company recognized a PASEP judicial tax credit in the amount of R$ 45, seeking the right to carry out the payments in accordance with Complementary Law 8/70, using as a calculation basis the revenue of the sixth month prior to the occurrence of the taxable event, in light of Resolution no. 49/95 of the Federal Senate in a final decision. This credit was recognized in the income statement for the year in “Other net operating income” in the amount of R$ 14 and financial income of R$ 30.

The Company expects to use the remaining balance at December 31, 2006 as follows:

PASEP credit with final favorable judgment and recognized in 2006	45
Credit amount to be offset in 2006 with PIS	(8)

PASEP balance at December 31, 2006	37

2007	15
2008	14
2009	8

37

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

10	Prepaid expenses

Prepaid expenses comprise:

	Realization period	2006	2005
Insurance	Up to Nov/2007 (2005 -up to Nov/2006)	10	10
Chemical products (catalysts)	Up to Nov/2018 (2005 -up to Nov/2011)	8	10

Total, net		18	20
Current		(14)	(14)

Long-term		4	6

The long-term portion refers to chemical products (catalysts) which are used as agents that promote a chemical reaction in the production of basic petrochemicals. Their average useful life and amortization period is 6 years.

11	Judicial deposits

	2006	2005
Tax matters:
Income tax	2	2
CIDE on technical assistance services	4	3
Income tax on technical assistance services	1	1

	7	6
Labor, Civil and Administrative matters	2	2

	9	8

The Company has made judicial deposits and has recorded a provision for contingencies relating to income tax, in connection with lawsuits.

COPESUL - Companhia Petroquimica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

12	Property, plant and equipment

	Annual depreciation rates - % (*)	2006			2005
		Revalued and restated cost (*)	Accumulated depreciation	Net	Net
Equipment and installations
Operations	10	2,001	(1,466)	535	624
Utilities	10	910	(831)	79	116
Storage and transfers	10	434	(335)	99	119
Maintenance—CVM Del. No. 489/05 (**)	21	92	(35)	57
Other (***)	10 to 20	89	(69)	20	23
Buildings and construction	4	56	(23)	33	33
Improvements	4	22	(11)	11	11
Land		37		37	37
Construction in progress		141		141	143
Other		18		18

		3,800	(2,770)	1,030	1,106

(*)	weighted-average rate that reflects the depreciation expense (Note 2 (f)).
(**)	supported by appraisal reports issued by specialized companies.
(***)	information technology equipment, furniture and fixtures, among others are included in this account.

Certain items of fixed assets were given as guarantee for financing operations (Note 15 (d)).

(a)	Revaluations

Revaluations of property, plant and equipment made in 1983 and 1989, based on appraisal reports issued by specialized companies, produced the following effects on the balance sheet:

	2006			2005
	Revaluation	Accumulated realization	Net	Net
Equipment and installations	1,338	(1,310)	28	62
Buildings and construction	17	(6)	11	11
Improvements	7	(2)	5	5
Land	32	(1)	31	31

Total	1,394	(1,319)	75	109

Revaluation reserve			75	109

COPESUL - Companhia Petroquimica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

Realizations of the revaluation reserve occur through depreciation and disposals of the revalued assets each year. The amounts realized are transferred directly from revaluation reserve to retained earnings, considering the related effects of income tax and social contribution at the current rates.

The Company did not set up a provision for deferred income tax and deferred social contribution on the balance of the revaluation reserve, since CVM Deliberation 183/95 determines that such provision is only required on revaluations made as from July 1, 1995. The revaluation reserve is taxable when realized through depreciation and disposals of items. Considering current tax legislation, the revaluation reserve is subject to future taxation estimated as follows:

	2006	2005
Income tax

Balance of revaluation reserve	75	108
Revaluation reserve on land	(31)	(31)

Income tax calculation basis	44	77

Income tax (rate—25%)	(11)	(19)

Social contribution

Income tax calculation basis	44	77
Difference regarding IPC/BTNF on revaluation reserve balance	(22)	(40)

Social contribution calculation basis	22	37

Social contribution (rate—9%)	(2)	(3)

Income tax and social contribution	(13)	(22)

During 2006, the portion of R$ 33 (2005—R$ 35) was transferred to retained earnings as a result of realization of the revaluation reserve, as shown in the changes in shareholders’ equity. The tax effect on the realization was R$ 10 (2005—R$ 10).

COPESUL - Companhia Petroquimica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(b)	Acquisitions of property, plant and equipment

COPESUL invested in 2006 the amount of R$ 126 (R$ 171 in 2005). The main investments are R$ 38—replacement equipment to be used during scheduled programmed maintenance; R$ 19—operational reliability, technological updating, and profitability increase projects to be implemented during the PGM that is forecasted to take place in 2008; R$ 18—industrial automation programs; R$ 10—replacement of coils and technological updating of the furnaces; R$ 5—building of Butadiene Unit, and R$ 7—conversion of the MTBE unit to ETBE. The remaining balance of R$ 29 refers to various investment projects.

13	Deferred charges

Deferred charges comprises:

	Annual amortization rates - %	2006			2005
		Restated cost	Accumulated amortization	Net	Net
Development programs and other	20	18	(8)	10	11

		18	(8)	10	11

14	Suppliers—Third parties

	2006	2005
Local	30	27
Foreign	260	127

	290	154

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

15	Loans and financing

(a)	Liabilities for loans and financing are as follows:

	Index	Annual charges (%)*	2006	2005
Foreign currency
Financing (investments) (US$ 2 million)	Currency basket and US$	8.70	5
Financing and loans (US$ 3 million; 2005—US$ 18 million)	Currency Basket	9.76	6	44

			11	44
Local currency
Loans and financing	TJLP	11.67	40	49
Hot money, “Compror”, NCE, and BACEN Resolution no. 2770	CDI	13.42	23	172
Financing (investments)	TJLP	10.00	83	50

Copesul Receivables Securitization Fund	CDI			57
			146	328

			157	372

Current liabilities			(50)	(288)

Long-term liabilities			107	84

*	weighted-average rate that reflects charges on loans.

NCE—Export Credit Note

CDI—Interbank Deposit Certificate

TJLP—Long-Term Interest Rate

In April 2004, Copesul International Trading, Inc. (CITI) established the “Euro Medium-term Note Program” guaranteed by COPESUL—Companhia Petroquímica do Sul for the issuance of US$ 125 million Notes (“Series I Notes”) in the foreign market (United States of America and Canada). In the last quarter of 2004, the CITI issued 100 million Notes, corresponding to US$ 100,000 thousand, which are held in treasury, without cost to the Company. In December 2006, all the contractual commitments were closed.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(b)	The changes in loans and financing were as follows:

	Current	Long-term	Total
At December 31, 2004	213	143	356
Additions	1,012	77	1,089
Interest	39	6	45
Transfer to short-term	64	(64)
Repayments	(1,037)	(79)	(1,116)
Monetary and exchange variation	(3)	1	(2)

At December 31, 2005	288	84	372
Additions	604	47	651
Interest	28		28
Transfer to short-term	25	(25)
Repayments	(893)		(893)
Monetary and exchange variation	(2)	1	(1)

At December 31, 2006	50	107	157

During 2006, the subsidiary CITI settled some loans for working capital and the additions and amortizations the Company made refer mostly to Export Credit Note operations.

During the third quarter of 2006, the Company entered into a credit line agreement with BNDES—Banco Nacional de Desenvolvimento Econômico e Social in the amount of R$ 338 for future investment in order to improve its manufacturing facilities. As of December 31, 2006 the Company had used R$ 43 of this credit line.

(c)	Long-term financing falls due as follows:

Year	2006	2005
2007		22
2008	33	23
2009	30	20
2010	22	13
2011	14	6
2012	8

	107	84

(d)	Guarantees

The foreign currency financing are guaranteed in part by the mortgage of plant 2 and by letter of guarantee.

Local currency financing via FINEM and FINAME programs is guaranteed by Plant 2 and by the financed machinery and equipment, respectively.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

The financing contracted with the Banco Nacional de Desenvolvimento Econômico e Social—BNDES, on September 9, 2005, amounting to R$ 50, for the installation of a pyrolysis furnace, has as a guarantee a guarantee letter issued by the Banco Regional de Desenvolvimento do Extremo Sul—BRDE. For the rest of the investment financing, the Company placed plant 2 as guarantee.

The NCE operations in the amount of R$ 23 (2005—R$ 123) are guaranteed by COPESUL itself in the same NCE contracted document.

16	Export drafts

The changes in advances contracted with financial institutions relating to exports to be invoiced are as follows:

	Asset	Liability		Total
	Exports already invoiced and provided as source of repayment of export drafts	Short-term	Long-term
At December 31, 2004	170	21	103	294
Additions		190		190
Interest		17		17
New export receivables	209	(209)
Amortization	(339)	(19)		(358)
Monetary and exchange variation	(22)	1	(12)	(33)

At December 31, 2005	18	1	91	110
Additions		531	138	669
Interest		13		13
Transfer to short-term		35	(35)
New export receivables	526	(526)
Amortization	(545)	(12)	(49)	(606)
Monetary and exchange variation	2	(3)	(6)	(7)

At December 31, 2006	1	39	139	179

The amortization recorded in long-term liabilities in 2006 refers to the anticipated settlement of a prepayment to Santander Bank in the amount of US$ 22 million.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

Export drafts to be invoiced bear exchange variation plus average interest of 7.11% p.a. (11.75% p.a. in 2005), which are recorded in the statement of income as financial expenses.

Long-term export drafts will fall due as shown below.

	2006	2005
2007		91
2009	75
2010	64

	139	91

17	Taxes and charges payable

	2006	2005
ICMS payable	22	26
ICMS—tax replacement	3	5
CIDE on fuels payable	16	6
IRRF on interest on own capital payable	3	3
Other retentions payable	1	2

	45	42

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

18	Income tax and social contribution

Income tax and social contribution are calculated based on official rates. Their composition as of December 31, 2006 and 2005 is as follows:

(a)	Composition of deferred income tax and social contribution

	2006		2005
Calculation basis for deferred income tax and social contribution	Income tax	Social contribution	Income tax	Social contribution
Provision for administrative, civil and labor contingencies	29	29	7	8
Provision for fiscal contingencies—IR and CIDE on services abroad	5	5	4	4
Provision for contingencies—pension plan	9	9	4	4
Exchange variation—deferred	(26)	(26)
Provision for programmed maintenance			68	68
Other provisions	8	8	19	19
Copesul International Trading tax loss			2	2
Accelerated depreciation Law 11051/05		(15)
Accelerated depreciation incentive	(4)		(7)

Deferred taxes calculation basis	21	10	97	105

Deferred income tax (25%)	5		24
Deferred social contribution (9%)		1		9

Deferred total taxes	5	1	24	9

Assets
Short-term	2	1	4	1
Long-term	11	4	22	8

	13	5	26	9

Liabilities
Short-term			(1)
Long-term	(8)	(4)	(1)

	(8)	(4)	(2)

	5	1	24	9

Changes in deferred taxes
Recognized in income	(2)	(2)	(7)	(3)
Recognized in stockholders’ equity	(17)	(6)

	(19)	(8)	(7)	(3)

Deferred income tax and social contribution assets and liabilities arose from temporary differences and are recognized in accounting terms taking into consideration the probable realization of these taxes based on forecasts of future results prepared with basis on internal assumptions and on future economic scenarios that, however, can change.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(b)	Estimated realization period

The values of the assets, net of the deferred tax liabilities, have the following expectations of realization:

	Net credits
	2006	2005
2006		6
2007	1	23
2010	(1)	(1)
2011	(4)
2015 and 2016	10	5

	6	33

Since the taxable basis of the income tax and social contribution arises from not only the profit that can be generated, but also the existence of non-taxable income, non-deductible expenses, fiscal incentives, and other variables, there is not an immediate correlation between the Company’s net income and the result of income tax and social contribution. Therefore, the expectation of using the tax credits should not be taken as the only indicator of the Company’s future results.

(c)	Reconciliation of income tax and social contribution

	2006	2005	2004
Income before income tax and social contribution	885	798	789

Social contribution on net income (CSLL)
Social contribution (9%)	(80)	(72)	(71)
Permanent additions
Realization of revaluation reserve—difference in IPC/BTNF	(1)	(2)	(2)
Foreign profits	(2)		(7)
Amortization and depreciation—Law 8200/91	(1)	(1)	(1)
Management and employees profit sharing	(2)	(2)	(2)
Other	(1)		1
Permanent exclusions
Positive equity in results	2		7
PDI fiscal incentive	1
Reversal of interest on own capital	8	9	8
Other	2	5

Social contribution expense (carryforward)	(74)	(63)	(67)

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

	2006	2005	2004
Social contribution expense (brought forward)	(74)	(63)	(67)
Income tax (IR)
Income tax (25%)	(221)	(200)	(198)
Permanent additions
Negative result of equity accounting		(1)
Foreign profits	(4)		(20)
Management and employees profit sharing	(7)	(6)	(5)
Other	(4)	(3)
Permanent exclusions
Equity in results	4		20
Fiscal Incentives	7
Reversal of interest on own capital	23	25	22
Other	6	17	6

Income tax expense	(196)	(168)	(175)

Total income tax and social contribution expense in the income statement	(270)	(231)	(242)

Current	(266)	(221)	(272)
Deferred	(4)	(10)	30

	(270)	(231)	(242)

The Company elected to pay income tax and social contribution based on annual taxable income, with advance payments made based on quarterly interim trial balances.

(d)	Fiscal incentives

The Company exercised its rights to fiscal incentives of PDTI—Program for Technological and Industrial Development based on Law No. 9532/97, Decree No. 949/93 and Ordinance No. 130/02 of the Ministry of Science and Technology (MCT) up to the year 2005. Beginning in 2006, the Company migrated to the incentives of Law 11196/05, Decree No. 5798/06 and MCT Ordinance No. 782/06 with incentive of R$ 3 in the present year. Fiscal incentives in audiovisual, child and adolescent fund, and operations of a cultural and artistic nature were also used during 2006 as well as the PAT—Program for the Worker’s Nutrition, reaching a total of R$ 7. These incentives were recorded directly as reductions of the IRPJ and CSLL accounts in the statement of income.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

19	Shareholders’ equity

(a)	Capital

The proposal of the Board of Directors for the 1-to-100 reverse split of the Company’s shares was approved at the Extraordinary General Meeting of stockholders No. 107 held on January 20, 2005. This decreased the number of shares of the Company’s capital from 15,021,716,784 to 150,217,167 common shares, with no par value.

The Company’s stockholder composition at December 31, 2006 and 2005 is shown below.

Stockholders	Number of shares	(%
Ipiranga Group	44,255,077	29.46
Braskem Group / Odebrecht	44,255,077	29.46
Petrobras Química S.A.—PETROQUISA	23,482,008	15.63
Other	38,225,005	25.45

Total	150,217,167	100.00

On March 6, 2006, as approved at the Ordinary/Extraordinary General Meeting, the Company carried out a capital increase in the amount of R$ 100 by the capitalization of fiscal incentive reserves of FUNDOPEM (2005—R$ 50 from capitalization of legal reserve), without changing the number of original shares.

The Company is authorized to increase capital up to the limit of R$ 1,100, without changing the by-laws, assuring preference to existing stockholders on subscription.

(b)	Capital reserves

	2006	2005
FUNDOPEM	284	334
Fiscal incentives—Program of Technological and Industrial Development – PDTI	12	7

	296	341

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

In September 1998, the Company started to set up a capital reserve based on the financial incentive of the Company Operation Fund (FUNDOPEM)—RS, according to Law No. 6427 of October 18, 1972 and amendments. The incentive was granted to the Company through Decree No. 38502, of May 11, 1998, and the benefit obtained is 50% of ICMS due for a maximum period of 8 years, as from September 1998 to August 2006. The amount accumulated since the beginning of the benefit, recorded as a capital reserve in shareholders’ equity, is R$ 610 (2005—R$ 561), of which R$ 326 was used to increase capital, as approved at the General Meetings in 2006, 2004, 2003, 2001 and 2000.

Beginning in 2003, the Company obtained the benefit of fiscal incentives of PDTI—Program for Technological and Industrial Development based on Law No. 9532/97, Decree No. 949/93 and Ordinance No. 130/02 of the Ministry of Science and Technology. There is a 60-month period in which these benefits must be used, beginning from March 2002 and therefore terminating in February 2007. During 2006, the Company recorded the benefit of this fiscal incentive in the amount of R$ 6 (2005—R$ 4) directly in the shareholders’ equity, as mentioned in Note 18 (d).

(c)	Revaluation reserve

The realization of the revaluation reserve, based on depreciation, write-offs or disposals of the corresponding revalued assets, is transferred to retained earnings, also considering the tax effects of the provisions constituted.

The tax charges levied on the revaluation reserve are recognized as this reserve is realized since they are previous to the publication of the CVM Deliberation No. 183/95. The tax charges levied on these reserves total R$ 13 (2005—R$ 22), as shown in Note 12.

(d)	Distribution of net income

According to the by-laws, net income for the year, adjusted under the terms of Law 6404/76, is to be appropriated as follows: (i) 5% to the legal reserve, not to exceed 20% of capital, and (ii) mandatory non-cumulative dividends, equivalent to 6% of capital, up to the limit of 25% of adjusted net income. Dividends will only be distributed when there is available income. The appropriation of the remaining net income will be determined by the General Meeting.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(i)	The mandatory dividend, calculated according to corporate legislation and the by-laws, is as follows:

	2006	2005
Capital at the end of the year	850	750

Dividend based on 6% of capital	51	45

Net income for the year	615	566

Transfer to legal reserve (5% of net income)	(31)	(28)

Net income basis for calculation of dividend	584	538

Mandatory dividends (25% of adjusted net income)	146	135

(ii)	Dividends proposed by management, subject to approval by the General Meeting, are as follows:

	2006	2005
Retained earnings
Prior year adjustment	38
Realization of revaluation reserve	34	35
Income tax and social contribution on realized revaluation reserve	(8)	(11)
Net income for the year	615	567
Profit retained
Legal reserve	(32)	(28)
Profit distribution
Interest on capital paid and credited	(90)	(99)
Prepaid dividends	(372)	(396)

Proposed dividends	185	68

(iii)	For the year ended December 31, 2006, the Company credited the amount of R$ 90 (2005—R$ 99) as interest on capital calculated based on the variation of the Long-Term Interest Rate—TJLP and recorded according to Law No. 9249/95, included in the amount of the mandatory minimum dividend, of which R$ 70 (2005—R$ 78) had been paid by the end of the year.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

The Extraordinary General Meeting No. 115 held on December 1, 2006 approved the complementary credit of interest on capital for those stockholders of record on December 21, 2006 in the amount of R$ 19 at the ratio of R$ 0.129826274 per share, with retention of 15% withholding income tax of R$ 3. In 2005 these amounts were R$ 25 at the ratio of R$ 0.165087656 approved at the Extraordinary General Meeting No. 111 on November 28, 2005 and R$ 3 of withholding income tax.

The income tax and social contribution benefit arising from the deductibility of this interest, recorded in the results for the year ended December 31, 2006, is R$ 30 (2005—R$ 34). In compliance with tax legislation, the amount of interest on capital was recorded as financial expense. However, for the purposes of these financial statements, the interest on capital is presented as a distribution of net income in the year as provided for in CVM Deliberation No. 207/96.

(iv)	In addition, during the year ended December 31, 2006, the Company prepaid dividends in the amount of R$ 372 (2005—R$ 396), approved by the Extraordinary General Meetings held on May 22, 2006, August 23, 2006, and December 1, 2006. Payments were made on June 9, September 15, and December 15, 2006, respectively.

(e)	Prior year adjustments

The adjustment can be summarized as shown below.

2006
Provision for programmed maintenance (i)	66
Taxes (ii)	(28)

Prior year adjustment—Total	38

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(i)	Up to December 31, 2005, the Provision for Programmed maintenance was set up considering the estimated costs of programmed maintenance, especially the general stoppage that occurs every six years. The stoppage of Plant 1 occurred in the first half of 2001 and the next one should be in 2008. The stoppage of Plant 2 took place in November 2005 and the next one is planned for November 2011. The Company changed its accounting practice in accordance with the provisions contained in CVM Deliberation No. 489, dated October 3, 2005, that approved and made mandatory for listed companies the Accounting Pronouncement and Standard—NPC No. 22 (“Provisions, Liabilities and Contingent Assets and Liabilities”), issued by the Brazilian Institute of Independent Auditors—IBRACON which establishes that “...no provision is recognized for costs that need to be incurred to operate in the future. The only liabilities recognized in the balance sheet of an entity are those that exist at the balance sheet date.” Thus, the effects of the adoption of the procedures described above were recognized as a prior year adjustment due to a change in accounting practice, on January 1, 2006, charged directly to retained earnings. The effects of adopting this new accounting practice, net of the tax effects, are as follows:

2006
Reversal of the provision set up on December 31, 2005, net of the tax effects	45
Capitalization of the expenses incurred with previous stoppages in property, plant and equipment, net of the tax effects	41
Depreciation accumulated up to December 31, 2005 on the expenses incurred with previous stoppages in property, plant and equipment that were capitalized.	(20)

66

(ii)	On November 2001, COPESUL filed a Restitution Request of the Tax on Net Income—ILL with the Brazilian Revenue Secretariat seeking a compensation for the ILL paid from 1990 to 1992 as this tax has been considered unconstitutional according to the Federal Senate Resolution No. 82 of November 22, 1996. See Note 9.(a).

In December 2002, the Company recognized this credit because the legal advisors considered this a legal right. When originally recording the credit the Company did not recognize the corresponding IRPJ and CSLL payable on the monetary correction of the credit. During 2006 the Company recognized the amount of R$ 28 as a tax payable. The monetary variations recorded in 2002 represent taxable income and during 2006 the Company recorded the corresponding tax payable against retained earnings as a correction of an error.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

20	Financial result

The net financial result is as follows:

	Consolidated
	2006	2005
Financial income
Earnings on financial investments	23	16
Revenue with derivatives of Fundo de Investimento Financeiro
Multimercado Copesul	315	113
Monetary variations on assets	4	4
Exchange variations on assets	(11)	(22)
Interest on loans granted and other assets	10	25
PASEP adjustment	30
Other financial income	1	1

	372	137

Financial expenses
Interest and charges on loans and financing	(40)	(62)
Expense with derivatives of Fundo de Investimento Financeiro
Multimercado Copesul	(284)	(85)
Monetary variations on liabilities	(1)	(2)
Exchange variations on liabilities	9	33
Other financial expenses	(57)	(64)

	(373)	(180)

Net financial result	(1)	(43)

21	Other operating income (expenses), net

	2006	2005
Operating income
Recovery of PIS, COFINS and ICMS	8	11
Recovery of PASEP (Note 8 (h))	14
Recovery of IPI (a)	16
Adjustment to the accrual for sale contract		16
Other	8	3

	46	30

Operating expenses
Taxes, charges and contributions	(2)	(1)
Provisions for administrative, civil and labor contingencies	(22)	(3)
Actuarial liability—PETROS	(2)	(2)

	(26)	(6)

Other operating income, net	20	24

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(a)	During 2005 the Company recognized as operating income a credit in the amount of R$ 16. The credit derives from the recalculation of presumed IPI credit on petrochemical naphtha acquisitions made from April 2002 to January 2004 according to provisions in Law No. 9.363/96. Such credit was used to offset federal taxes (IRPJ and CSLL) in that year. The corresponding taxes on the recognized credit were paid in order to avoid future challenges by the tax authorities.

22	Financial instruments

The Company evaluated its assets and liabilities in relation to market and/or realizable values through available information and valuation methodologies established by management. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the appropriate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts that can be realized in the current market. The use of different market assumptions and/or methodologies for estimates can have a significant effect on estimated realizable values.

Valuation of the financial instruments

The Company’s main asset and liability financial instruments at December 31, 2006, as well as the criteria for their valuation are described below.

(a)	Cash and banks, financial investments, accounts receivable, other current assets and accounts payable

The amounts recorded are similar to their realizable values.

(b)	Investments

The investments are mainly in a privately held subsidiary, recorded on the equity method of accounting, in which the Company has a strategic interest. Considerations of the market value of shares held are not applicable.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(c)	Financing

These are subject to interest at normal market rates, as mentioned in Note 15 (a). The estimated market value was calculated based on the present value of the future disbursement of cash, using interest rates that are available to the Company for the issuance of debts with similar maturities and terms.

(d)	Interest rate risk

This risk derives from the possibility of the Company incurring losses due to fluctuations in the interest rates that would increase the financial expenses related to loans and financings from the market. The Company entered into derivative contracts to hedge against the risk in some operations and it is also continually monitoring the market interest rate with the objective of evaluating the need of contracting new operations in order to protect itself from the risk of the volatility of these rates.

(e)	Exchange rate risk

This risk derives from the possibility of the Company incurring losses due to fluctuations in the exchange rates that would reduce the nominal values billed or increase the amounts owed to the market.

Since part of the Company’s revenues (around 10%—unaudited) is in US dollars, the main strategy is that this serves as a natural hedge for its liability operations recorded in foreign currency.

At December 31, 2006, the Company had assets and liabilities denominated in US dollars in the amount of US$ 16 thousand and US$ 88 thousand, respectively, and it had no instrument to protect this exposure on that date.

(f)	Derivatives

The net foreign exchange exposure is as follows:

	2006	2005
Financing and export drafts contracted originally in US$	(189)	(136)
Assets contracted originally in US$	34	2
Derivative instruments contracted originally in US$	11

Net exposure	(144)	(134)

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

The book value and market value of the main financial instruments are as follows:

	2006		2005
	Book value	Market value	Book value	Market value
Cash and banks	200	200	113	113
Swap receivables	64	64	53	53
Marketable securities	39	39	14	14
Locked exchange contract advance receivable	2	2
Loans to third parties	2	2	6	6
Financial institutions	(156)	(156)	(372)	(366)
Export drafts billed and to be invoiced	(180)	(178)	(92)	(92)
Swaps and options payable	(23)	(23)	(5)	(5)

	(52)	(50)	(283)	(277)

Cross-currency swap operations receiving US dollars and paying a fixed rate in reais were entered into in order to minimize the effect of the variations of the exchange rates on liabilities. The Company also opted to use time deposits indexed to the US dollar.

At December 31, 2006, the Company had forward purchase of foreign exchange, not yet settled, related to operations for purchasing raw material in the amount of US$ 109 million (2005—US$ 41 million) equivalent to R$ 232 (2005—R$ 95).

As shown above, the book values of the financial instruments are recorded at values that approximate estimated market value.

23	Insurance

The Company’s policy is to contract insurance at levels adequate for the risks involved with its operations. Considering the characteristics of its risks, management contracts insurance under the concept of maximum possible loss in a single event, and maintains coverage for operational risks, civil responsibilities and loss of profits. Also, the Company contracts transportation, group life, sundry risks and vehicle insurance.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

24	Provision for contingencies

On the dates of the financial statements, the Company presented the following liabilities and the corresponding judicial deposits related to the contingencies:

	Judicial deposits		Provisions for contingencies
	2006	2005	2006	2005
Tax contingencies (a)	7	6	5	4
Labor and social security contingencies (b)	1	1	27	4
Civil complaints (c)			2	3

	8	7	34	11

The Company is a party to labor, civil, and tax claims as well as others in progress and is discussing these issues at both the administrative and judicial levels and these are backed by judicial deposits when applicable. The provisions for losses from these processes are estimated and updated by management based on the opinion of its external legal advisors.

(a)	Tax contingencies

With respect to the Income Tax and Economic Domain Intervention Contribution (CIDE) on payment of technical assistance services, the Company has been judicially questioning the legality of charging these taxes since August 2002 and has made judicial deposits. The purpose of the process is to avoid double taxation with respect to the countries with which Brazil has tax treaties and provisions have been made in the same amounts as judicial deposits as shown in Note 11.

(b)	Labor and social security contingencies

The Company has ongoing labor claims, mainly related to salary equalization claims and overtime. A provision for these contingencies was recorded considering the estimates of the legal advisors for probable loss. Judicial deposits were made when required. The Company is a party to labor, civil, and tax claims as well as others in progress and is discussing these at both the administrative and judicial levels, backed by judicial deposits when applicable.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

Furthermore, the Company has made provision for labor losses related to suits filed by the Petrochemical Industry Labor Union of Triunfo concerning the rights claimed by the Company’s shift workers to receive overtime, due to alleged delays during transfer and change of shifts. A partial grant was given in trial court in favor of the workers’ claims to overtime. However in appellate court on December 11, 2006 an ordinary appeal was filed by the Company and the expectation is the total or at least partial reversal of the unfavorable decision in the 4th Regional Labor Court of Appeals.

(c)	Civil contingencies

The main lawsuits are related to complaints made by contracted workers related to losses that supposedly occurred as a result of various economic plans.

Possible losses

The Company has suits of both a tax and civil nature involving risks of loss classified by the management as possible, but not probable, based on the evaluation of its legal advisors and for which no provisions have been set up. These are as follows:

(a)	Tax losses

The Brazilian Revenue Secretariat (SRF) raised an assessment against the Company in 1999, referring to IRPJ and CSLL for 1994, in connection with the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The adjusted amount is R$ 21. In 2002, the Company filed an Appeal with the Taxpayer Board, which was judged in 2005, with a result totally favorable to the Company. The decision of the Taxpayer Board was published in the 4th quarter of 2006 and an appeal was made by the Attorney of the Internal Revenue Service to the High Court of Appeals for Fiscal Matters, to which the Company has already offered a brief of respondent. This lawsuit now awaits the decision of this Court.

(b)	Civil losses

A civil lawsuit is still outstanding against the Company brought by the minority stockholder Petroquímica Triunfo S.A., questioning aspects involved in the privatization process related to the conversion of preferred shares into common shares before the privatization auction and the preference for subscription of Company shares in relation to the bidders in the auction. Management and the legal advisors do not expect losses to arise from this lawsuit.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

Remote losses

(a)	Tax losses

(i)	Federal tax lawsuits related to the effects of Law No. 8200/91 on the social contribution on net income and on corporate income tax, for which provisions were not recorded, considering the opinion of management and the legal advisors that there are good chances of a favorable outcome.

(ii)	In September 2003, the Company was assessed by the Federal Tax Auditors for alleged failure to pay PIS and COFINS on certain transactions. The Company appealed the tax assessment because it understood that it arose from an incorrect interpretation of the applicable legal rules by the tax authorities. Based on the opinion of its legal advisors and external tax consultants, the Company decided not to record a provision for this tax assessment, considering the possibility of a favorable outcome to the appeal. In view of the contents of an infraction notice, in a recent decision the Brazilian Federal Supreme Court—STF denied the expansion of the calculation basis of PIS and COFINS, established by Law 9718/98, prevailing the revenue concept provided in Complementary Law No. 70/91. This fact is in agreement with the opinion of the Company and its legal counselors of not establishing an accrual. Considering the judgment of STF, the Company believes the chances of an unfavorable result are remote.

25	Actuarial liability—PETROS

(a)	The Company and its employees contribute to PETROS—Fundação PETROBRAS de Seguridade Social, in connection with retirement and defined benefit pension plans. In 2006, the rate of salary contribution was 12.93% on the total of income of employees linked to the plan. Company contributions during 2006 totaled R$ 6 (2005—R$ 6).

According to the PETROS regulations and pertinent legislation, in case of a significant shortfall of technical reserves, the sponsors and participants will contribute additional financial resources, or there should be an adjustment of the benefits of the plan to the available funds. Up to the end of the year, no such contribution was needed.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(b)	In compliance with CVM Deliberation 371/2000, the Company calculated the actuarial liability at December 31 for post-employment benefits granted to employees, using the projected unit credit method based on the information as of November 30, presenting the following result:

	2006	2005
Fair value of plan assets	388	337
Present value of actuarial obligations	406	357

Actuarial liability	(18)	(20)

Total net actuarial liability to be provided	(18)	(20)
Actuarial liability already provided	9	7

Net actuarial liability—unprovided	(9)	(13)

According to CVM Deliberation 371 of December 13, 2000, item 84, in the year 2002 the Company began to recognize monthly 1/60 of its actuarial liability, amounting to R$ 9, based on the actuarial study prepared by an independent actuary at December 31, 2001. Accordingly, the amount of R$ 2 was recorded in other operating expenses in 2006 (2005—R$ 2).

The actuarial valuation at November 30, 2006 concluded that the Company needs to increase the future contributions in order to complement the benefits, but since it is within the limits defined by CVM Deliberation 371 and in accordance with accounting practices adopted in Brazil, the Company opted not to adjust the supplementary actuarial liability.

(c)	The gains (losses) identified previously are related to the profitability of the plan assets—differences between the actuarial assumptions and what actually happened, thus being considered actuarial gains (losses). The Company adopted the policy of recognizing these gains (losses) as revenue (expenses) only when their accumulated amounts were larger than the following limits in each year: (i) 10% of the present value of the total actuarial obligations of the defined benefit and (ii) 10% of the fair value of the plan assets. The portion to be recognized is amortized annually, dividing this amount by the average remaining time of estimated work for the employees participating in the plan.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

The main actuarial assumptions at the balance sheet date were as follows:

	2006	2005
Real discount rate	6%	6%
Expected return on the assets of the plan	6%	6%
Real salary growth	2% up to 47 years of age and none after 48 years old	2% up to 47 years of age and none after 48 years old
Biometrics bases
Mortality for pension and charges (not disabled)	AT-2000	AT-2000
Mortality for pension and charges (disabled)	Experience of C.A.P. (*)	Experience of C.A.P. (*)
Disability	Álvaro Vindas (**)	Álvaro Vindas (**)
Other charges	Experience of STEA (***)	Experience of STEA (***)

(*)	C.A.P.—Retiree and Pensioner Fund used as the basis to develop the mortality table in the actuarial calculations.
(**)	Álvaro Vindas—Disability Table used in the actuarial calculations
(***)	STEA—Serviços Técnicos de Estatística e Atuária Ltda.

(d)	In May 2003, the Board of Directors approved the Complementary Pension Plan called COPESULPREV, a closed defined contribution plan. This plan aims to provide benefits to employees not included in the old PETROS plan, which is now closed to new members. Plan management will be carried out through Fundação PETROBRAS de Seguridade Social—PETROS, in an independent manner, not linked to any other pension plan managed by that entity, in compliance with Complementary Law 109/2001. The contributions the Company made during 2006 amounted to R$ 1 (2005—R$ 1).

26	Related parties

According to CVM Deliberation 26/86, related parties are defined as those entities, whether individuals or companies, with which the Company has the possibility of contracting, in the broad sense of this word, in conditions other than those which might apply to transactions with independent third parties, not subject to the Company’s managerial control or any other influence.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

	Assets		Liabilities		Financial expenses			Financial income			Sales			Purchases
	2006	2005	2006	2005	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Braskem S.A.	39	20	2	1				1	2	8	2,753	2,573	2,349	17	66	100

Ipiranga Petroquímica S.A.	15	18	3	1					2	7	1,886	1,711	1,713	19	36	96

Refinaria Alberto Pasqualini—REFAP S.A.	4	11	20								77	51		900	902	388

Petróleo Brasileiro S.A.—PETROBRAS			37											1,655	1,104	1,781

Petrobras Distribuidora S.A.			1								2	4	14	10	8	19

CPN—Incorporated Limited.												33	36	42

Natal Trading Ltd.										6

Lantana Trading Co. Ltd.									8	52

	58	49	63	2				1	12	73	4,718	4,372	4,112	2,643	2,116	2,384

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

27	Commitments

Purchase commitments

The Company purchases naphtha from Petrobras and Repsol-YPF as well as condensate (a raw material) from Sonatrach, based under contracts with a total minimum annual purchase volume of metric tons equivalent to R$ 4,062 (2005—R$ 3,941) valued at the prices for purchase of such products ruling at the respective year end.

Copesul purchases coal for its utility unit based under a contract that expires in 2008. The minimum annual purchase commitment is 120,000 metric tons, which amounts to R$ 12 (2005—R$ 13) valued at the prices for purchase of such products ruling at the respective year end.

The Company purchases natural gas under two long-term contracts that expire in 2023. One contract is for consumption of natural gas by its cogeneration turbine. The minimum annual purchase commitment is 65,664 metric tons, which amounts to R$ 25 (2005—R$ 25) valued at the prices for purchase of such products ruling at the respective year end. The other contract is for consumption in its utility unit. The minimum annual purchase commitment is 5,472 metric tons (2005—7,600 metric tons), which amounts to R$ 5 (2005—R$ 6) valued at the prices for purchase of such products ruling at the respective year end.

All these contracts described above have take-or-pay clauses for the quantities.

28	Summary of principal differences between accounting practices adopted in Brazil (“Brazilian GAAP”) and US GAAP

28.1	Narrative description of differences between Brazilian GAAP and US GAAP

A summary of the Company’s principal accounting policies that affect the determination of net income and shareholders’ equity in Brazilian GAAP as compared to US GAAP is set forth in this section. Section 28.2 includes a quantitative reconciliation of net income and shareholders’ equity between Brazilian GAAP and US GAAP.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(a)	Remeasurement of financial statements for the effects of inflation

Under Brazilian GAAP until 1995, the CVM required publicly traded companies subject to its reporting requirements to prepare and publish: (a) statutory financial information prepared according to the accounting principles prescribed by Brazilian Corporate Law and (b) as supplemental information, financial statements expressed in currency of constant purchasing power (the “constant currency method”). The requirement to present financial statements following the constant currency method was eliminated when indexation of financial statements for Brazilian statutory and tax purposes was discontinued on January 1, 1996. As such, these financials statements prepared following Brazilian GAAP have been remeasured to reflect the effect of inflation through December 31, 1995. The index selected for this remeasurement was the Fiscal Reference Unit (UFIR), the index established by the tax authorities for preparation of financial statements under Corporate Law as well as the index selected by the CVM.

Under US GAAP, Brazil was considered to be a hyperinflationary economy until June 30, 1997, and, accordingly, all balances and transactions prior to that date should be remeasured at June 30, 1997 price-levels. As from January 1, 1996, with the elimination of the requirement to present constant currency financial statements, no index has been established for this purpose under Brazilian GAAP. The index the Company selected for remeasurement as from January 1, 1996 to June 30, 1997, for purposes of the reconciliation to US GAAP, is the General Market Price Index—Internal Availability (IGP—DI).

This difference affects the carrying amount of property, plant and equipment and related depreciation as well as of inventories, exclusively due to the effect of depreciation of property, plant and equipment on the cost of inventories.

(b)	Revaluation of property, plant and equipment

Under Brazilian GAAP, as explained in Note 12, the Company has recorded in prior years a revaluation of certain of its fixed assets.

Under US GAAP, property, plant and equipment is recorded at its historical cost and revaluations are not allowed.

As a result, the reconciliations presented in Note 28.2 include a reversal of such revaluation and related depreciation recognized under Brazilian GAAP.

COPESUL - Companhia Petroquimica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(c)	Capitalization of interest on property, plant and equipment

Under Brazilian GAAP, only interest on loans and financing which have been obtained for the specific purpose of financing property, plant and equipment is capitalized.

For US GAAP purposes, interest is capitalized during the construction period of qualifying assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of interest cost”, which requires capitalization of interest expense not only of loans and financing for the specific purpose of financing property, plant and equipment. Interest is capitalized based on the average borrowing rate of the company applied to qualifying assets under construction.

(d)	Pension benefits

Pension benefit obligations for Brazilian GAAP purposes should be accounted for following CVM Instruction 371/2000, which requires the mandatory application of Brazilian Accounting Standard IBRACON NPC 26. Under CVM Instruction 371/2000, disclosure of pension and other post retirement obligations is required as from December 31, 2001 while recognition of the related obligations is required as from years ended December 31, 2002. As permitted by NPC 26 the initial transitional obligation, which is the difference between plan assets and plan projected benefit obligation at the date of initial recognition, may be recognized by the Company over a 60 month period as from the year ended December 31, 2002. After initial application of the standard, actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets and the projected benefit obligation.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

Under US GAAP, pension benefits should be recorded in accordance with SFAS No. 87,”Employer’s Accounting for Pensions”. The Company is a sponsor of PETROS—Fundação Petrobras de Seguridade Social which administers a defined benefit plan for the employees of the Company. The defined benefit pension plan sponsored by the Company was considered a multi-employer plan prior to August 2002. Effective August 2002, the liabilities and assets of PETROS were legally separated for each sponsor and the Company began to account for the plan under the accounting requirements for single-employer pension plans, based on actuarial assumptions. Actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets and the projected benefit obligation. Under US GAAP up to December 31, 2006 if the accumulated benefit obligation exceeded the fair value of plan assets, a liability was required to be recorded for at least the difference between those amounts. If the liability already recorded in the balance sheet is less than such amount, an additional minimum liability was required to be recognized against an equal amount recognized as an intangible asset to the limit of the unrecognized prior service cost.

Effective December 31, 2006, the Company implemented SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. Under SFAS 158 the Company recognized the funded status of the defined postretirement plans as a net asset with an offsetting amount in accumulated other comprehensive income. As required by SFAS 158, provisions of SFAS 158 were applied on a prospective basis as from December 31, 2006; therefore, the reconciliations presented for prior periods have not been restated. Upon implementation of SFAS 158, the concept of additional minimum liability was eliminated.

Although plan assets and projected benefit obligations are the same under Brazilian GAAP and US GAAP, differences arise in the amounts recorded in the financial statements as result of: (i) the fact that the initial transitional obligation was recognized under Brazilian GAAP over a 60 month period while the prior service cost is recognized for US GAAP over the estimated remaining service period of the employees, (ii) the recognition of a minimum liability under US GAAP before December 31, 2006, which is not required under Brazilian GAAP, and (iii) the recognition as from December 31, 2006 as asset or liability, as appropriate, of the funded status against accumulated other comprehensive income.

The measurement date used to determine pension benefits is December 31 for US GAAP both in 2006 and 2005, while for purposes of Brazilian GAAP the Company has used November 30 for 2006 and 2005.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

The funded status of the defined benefit pension plan as at December 31, 2006 and 2005 and the additional disclosures required by SFAS No. 132, “Employer’s Disclosures About Pensions and Other Post Retirement Benefits”, as amended, are as follows:

Changes in plan assets, benefit obligation and funded status

	Years ended December 31
Change in benefit obligation	2006	2005	2004
Benefit obligation at beginning of year	359	305	256
Service cost	8	7	6
Interest cost	37	33	28
Benefit payments	(31)	(19)	(14)
Actuarial losses	36	33	29

Benefit obligation at end of year	409	359	305

	Years ended December 31
Plan assets at fair value	2006	2005	2004
Plan assets at fair value at beginning of year	347	282	230
Actual return on plan assets	86	74	57
Employer contributions (net of administrative fee)	5	6	5
Employee contributions (net of administrative fee)	4	4	4
Benefit payments	(31)	(19)	(14)

Plan assets at fair value at end of year	411	347	282

	At December 31
Funded status	2006	2005
Funded status at end of year	2	(12)
Unrecognized prior service cost		20
Unrecognized net actuarial gain		(15)

Accrued benefit cost (pre-paid plan)	2	(7)

Additional minimum liability		(1)

Total asset (liability) recorded in the balance sheet	2	(8)

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

Under US GAAP, SFAS 158 (an amendment of FASB Statements 87,88, 106 and 132(R) requires effective December 31, 2006 to recognize the overfunded or underfunded status of a defined benefit post retirement plan as an asset or liability in the statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income.

Since the implementation of SFAS 158, the concept of additional minimum liability, no longer exists.

The amounts recognized in accumulated comprehensive income upon implementation of SFAS 158 are presented below:

2006
Unrecognized prior service cost	(17)
Unrecognized net actuarial gain	28

11

The accumulated benefit obligation for the referred defined benefit pension plan was R$ 404 (2005—R$ 355).

Components of net periodic benefit cost

	Years ended December 31
	2006	2005	2004
Service cost	8	7	6
Interest cost	37	33	28
Expected return on plan assets	(36)	(31)	(26)
Amortization of unrecognized prior service cost	3	3	4
Employee contributions (net of administrative fee)	(4)	(4)	(4)

Net periodic benefit cost	8	8	8

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

Actuarial assumptions

	2006	2005	2004
Assumed discount rate	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.
Expected rate of future salary increases	Inflation + 1.7% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old	Inflation + 2% p.a. up to 47 years old and none after 48 years old
Expected rate of future pension increases	Inflation + 0.0% p.a.	Inflation + 0.0% p.a.	Inflation + 0.0% p.a.
Expected rate of return on plan assets	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.	Inflation + 6.0% p.a.
Inflation	4.5% p.a.	5% p.a.	5% p.a.

Plan assets

The Company’s weighted-average pension plan asset allocations by asset category at December 31, 2006 and 2005 are as follows:

Asset Category	2006	2005
Equity securities	39.23%	33.42%
Debt securities	45.88%	50.51%
Real estate	6.38%	6.96%
Other (loans and financing)	8.51%	9.11%

	100.00%	100.00%

The objective of the investment policy is to achieve long-term equilibrium between the actuarial obligations and the available assets reaching or exceeding the profitability target. Asset allocations among the different categories (equity securities, debt securities, real estate and loans and financing) are made based on the expected return of each group of assets in the next 12 months, using alternative scenarios. Specific investments within each category are defined based on the related risk and returns considering the overall portfolio. Final allocation is defined in the investment policy, which is approved by the Board of Directors of PETROS.

Other disclosures

The Company expects to contribute R$ 6 to the pension plan in 2007.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

The benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows:

Year
2007	38
2008	38
2009	37
2010	37
2011	37
2012 to 2016	174

361

(e)	Deferred charges

Under Brazilian GAAP, pre-operating expenses incurred in the construction or expansion of a new facility may be deferred until the facility begins commercial operations. Additionally, all costs related to the organization and start-up of a new business may be capitalized to the extent that they are considered recoverable. Deferred charges are amortized over a period of five to ten years. As described in Note 13 the company deferred pre-operating expenses related to expansion, projects for new products, and to organizational restructurings, which are being amortized at the rate of 20% p.a.

Under US GAAP, the rules are restrictive as to the costs that can be capitalized and the amounts recorded as deferred charges under Brazilian GAAP do not meet the criteria for capitalization and should be expensed as incurred.

As a result, the reconciliations presented in Note 28.2 include a reversal of those charges which were deferred under Brazilian GAAP.

(f)	Tax incentives

Under Brazilian GAAP, the various tax incentives of the Company (in the form of tax reduction or exemption for defined periods) are accounted for directly as an increase in a capital reserve account in shareholders’ equity. The Company records the taxes as expense in the consolidated statement of income for the amounts that would be due absent the benefit, and recognizes a reduction in the tax payable against the capital reserve.

For US GAAP reconciliation purposes the amount of those incentives is recognized directly in the statement of income.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(g)	Income tax and social contribution on the revaluation of property, plant and equipment

Under Brazilian GAAP, and as explained in Note 12, no deferred tax liability was recognized for the difference between the tax value and the book value of property, plant and equipment that resulted from the revaluation of property, plant and equipment. Depreciation in the financial statements is recorded based on the revalued amount. For income tax purposes, depreciation is deductible based on only the historical restated cost of property, plant and equipment acquired and the amortization of the revaluation is not deductible. The revaluation, when originally recorded, was recognized as an increase in property, plant and equipment against a capital reserve. The reserve is reduced against retained earnings as the revaluation is recognized as expense through depreciation or through the sale of the revalued assets. The increase in income tax payable resulting from the non-deductibility of the revaluation is recognized as a reduction in equity against retained earnings.

Under US GAAP, no deferred tax is required to be recorded on the revaluation because the revaluation is reversed. The increase in income tax payable resulting from non-deductibility of the revaluation is considered an expense for purposes of the reconciliation presented in Note 28.2.

(h)	Derivative financial instruments

Under Brazilian GAAP, foreign currency derivatives are recorded by comparing contractual exchange rates to exchange rates ruling at month end. Under the swap agreements, the Company pays or receives at maturity the amounts of the difference between the variation corresponding to an interest rate based on the CDI rate and an amount based on the US Dollar exchange rate plus a fixed rate. Gains and losses on swap agreements are recorded based on the contractual rates and year-end exchange rates. Gains on options and forward contracts are recorded when the contracts expire, while losses are recorded based on the position of each individual instrument at year-end.

Under US GAAP, all derivatives are required to be recorded at fair value on the balance sheet and all variations in fair value are required to be recorded in the statement of income, unless they qualify as a hedge. None of the derivatives entered into by the Company qualified for hedge accounting during the periods presented.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(i)	Provision for dividends and interest on own capital

Under Brazilian GAAP, at each balance sheet date the directors are required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest on own capital, subject to certain limitations and calculated based on a government interest rate applied to shareholders’ equity. Such interest is deductible for tax purposes and is recorded in the financial statements as a dividend. Although not affecting net income, except for the tax benefit, the Company includes this nominal charge in financial expenses and reverses out the same amount before net income.

Under US GAAP, since proposed dividends in excess of the mandatory minimum dividend required to be paid by the by-laws may be ratified or modified at the annual Shareholders’ Meeting, such proposed dividends in excess of the mandatory minimum dividends are not considered declared at the balance sheet date and therefore are not accrued. However, interim dividends paid or interest on own capital already credited to the shareholders as capital remuneration under Brazilian legislation is considered declared for US GAAP purposes. Under US GAAP, interest on own capital is accounted for as tax-deductible dividends. Dividends paid during the years ended December 31, 2006 and 2005 as interim dividends exceeded mandatory minimum dividends and for that reason the provision for dividends and interest on own capital recorded under Brazilian GAAP is being reversed in the reconciliation to US GAAP.

(j)	Provision for programmed maintenance

As indicated in Note 19 up to December 31, 2005 the Company recorded a provision accruing in advance for programmed maintenance on its financial statements in Brazilian GAAP. Effective January 1, 2006 the Company adopted the provisions of NPC No. 22 and modified its accounting policy to no longer provide in advance expected amounts to be incurred in the future during scheduled stoppages but rather to capitalize as part of property, plant and equipment the amounts incurred during each stoppage and amortize those amounts over the expected period until the next stoppage, a method know as “built-in overhaul method”. The effect of changing the accounting policy has been recorded as an adjustment to retained earnings as of January 1, 2006.

Under US GAAP, FASB Staff Position AUG AIR-1 “Accounting for Planned Major Maintenance Activities” was issued in September 2006. AUG AIR-1 prohibits the use of the accrue-in-advance method and allows to use either the built-in overhaul method, the direct expensing method or the deferral method. AUG AIR-1 is mandatory to the first fiscal year beginning after December 15, 2006. Earlier adoption is permitted. The guidance in AUG AIR-1 shall be applied retrospectively for all financial statements presented.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

For US GAAP purposes, the Company has early applied AUG AIR-1 and has also adopted the “built-in overhaul method” for US GAAP, and has restated the reconciliation for years ended December 31, 2005 and 2004 to adjust for the application of the new accounting policy. Upon application of AUG AIR-1 the Company presents:

(i)	in the reconciliation of shareholders’ equity the reversal of the “accrue-in-advance” provision for programmed maintenance which is recorded in Brazilian GAAP and an adjustment to capitalize the costs incurred in prior stoppages net of the related depreciation; and

(ii)	in the reconciliation of net income the reversal of the amount charged to expense in Brazilian GAAP to create the provision for programmed maintenance and an adjustment to recognize depreciation for the year of the capitalized costs under the new policy.

This change in accounting policy had the following effects on net income and earnings per share under US GAAP for the years ended December 31, 2005 and 2004:

	Years ended December 31,
	2005	2004
Net income under US GAAP, as originally reported	623	611
Effect of change in accounting policy for programmed maintenance	(7)	21

Net income under US GAAP, retrospectively adjusted	616	632

Earnings per share (basic and diluted), as originally reported	4.15	4.06
Effect of change in accounting policy for programmed maintenance	(0.05)	0.15

Earnings per share (basic and diluted), retrospectively adjusted	4.10	4.21

(k)	Income tax payable on monetary correction

As described in Note 19.(ii) the Company recorded as prior year adjustment in retained earnings the recognition of a tax payable amounting to R$ 28 corresponding to income tax and social contribution on the monetary correction of certain tax credits that should have been recognized in prior years.

For US GAAP the Company has concluded that the effect of this prior year adjustment is not material to net income for the year ended December 31, 2006 and has therefore recorded the tax payable against the 2006 net income.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(l)	Earnings per share

Under Brazilian GAAP, disclosure of earnings per share is normally computed based on the number of shares outstanding at the end of the year, although a weighted-average basis is acceptable.

Under US GAAP, in accordance with SFAS 128, “Earnings per Share”, the presentation of earnings per share is required for public companies. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted-average number of common shares outstanding during the period and all dilutive potential common shares outstanding during each period presented, respectively. If a share dividend, share split or reverse share split is approved earnings per share should be retroactively restated as if such change had been in effect as of the beginning of the earliest period presented.

No financial instruments have been issued by the Company which have a dilutive effect, and therefore basic and diluted earnings per share are the same.

(m)	Consolidation of receivables securitization fund (“FIDC”)

On March 1, 2004 the Company obtained financing through the FIDC, a special purpose entity. The FIDC is managed by Votorantim Assets Management DTVM Ltda., an independent asset manager. The FIDC has two classes of quotas: senior quotas and subordinated quotas. The FIDC issued senior quotas in exchange of R$ 125 contributed by third-parties and subordinated quotas in exchange of R$ 25. All the subordinated quotas were issued to and are held by the Company. The senior quotas have the right to a fixed return of 106.5% of CDI. Subordinated quotas have the right to any excess of net income of the fund over the return attributed to senior quotas. Senior quotas are mandatorily redeemable by the fund under an amortization schedule that began in November 2004 and ended in August 2006 when the FIDC was liquidated. The subordinated quotas should represent at least 15% of total equity of the Fund. The FIDC is required to invest in receivables originated by the Company. As of December 31, 2005 the Company received R$ 125 from the FIDC as payment for the purchase of receivables, R$ 25 of receivables were transferred to the FIDC in exchange for the subordinated quotas and R$ 2 of receivables were transferred to the FIDC as repayment of the proceeds.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

Under Brazilian GAAP, the Company accounts for the subordinated quotas received as marketable securities at the net asset value determined by the administrator of the FIDC and recognizes a debt under loan and financing for the proceeds received, carrying interest at 112% of CDI. When receivables are transferred to the FIDC, they are transferred at a discount to their face amount; at the transfer of the receivables they are derecognized for their carrying amount, a loss is recognized for the discount and the debt with the FIDC is reduced by the discounted amount.

Under US GAAP, in accordance with FASB Interpretation No. 46 “Consolidation of Variable Interest Entities (revised December 2003)”, the FIDC is considered a variable interest entity and is being consolidated by the Company since its inception.

(n)	Classification of statement of income line items

Under Brazilian GAAP, in addition to the differences described in the items above, the classification of certain income and expense items is presented differently from US GAAP. We have recast our statement of income under Brazilian GAAP to present a condensed statement of income in accordance with US GAAP (Note 28.3). The reclassifications are summarized as follows:

(i)	Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. These amounts have been reclassified to non-operating income and expenses in the condensed statement of income in accordance with US GAAP;

(ii)	Under Brazilian GAAP, foreign exchange gains and losses are displayed as financial income or expenses. Under US GAAP foreign exchange gains and losses are recorded in a specific line as non-operating income (expenses);

(iii)	Under Brazilian GAAP, losses incurred in 2004 on the early payment of debt are recorded as financial expense. Under US GAAP such cost is recorded in a specific line as non-operating expense;

(iv)	Under Brazilian GAAP, management fees are recorded in a specific line as operating expenses. For US GAAP purposes such costs are included as operating expenses in selling, general and administrative expenses;

(v)	Under Brazilian GAAP, employees and management profit sharing were reclassified from a specific line after income tax and social contribution to inclusion as operating expenses. Under US GAAP, these items are included as operating expenses.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(o)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. We have recast our consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 28.3). The reclassifications are summarized as follows:

(i)	Cash equivalents is not specifically defined under Brazilian GAAP. Cash and banks under Brazilian GAAP comprises cash in hand, placed in banks, investments in mutual funds and amounts invested in other debt securities which might be sold by the Company at any moment in exchange for cash. For US GAAP, SFAS 95, “Statements of cash flows”, defines cash equivalents as short-term, highly liquid investments (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes due to changes in interest rates. The Company has considered Cash and cash equivalents for US GAAP to include cash in hand, deposits and debt securities with original maturities of three months or less. Other financial instruments not meeting the definition of Cash and cash equivalents and recorded in Cash and banks under Brazilian GAAP are recorded as certificates of deposit or trading investments, as appropriate;

(ii)	Under Brazilian GAAP, in accordance with Law 6.404/76, loans receivable from related parties, resulting from non-operating transactions, are classified as Long term assets, regardless of their contractual maturity. Under US GAAP they are classified as current or non-current assets based on their contractual maturity;

(iii)	Under Brazilian GAAP, invoices for export sales for which the Company authorized a bank to use, upon their collection, the proceeds to repay export draft debt are recognized as a reduction of current assets, and debt is also reduced for the same amount. For US GAAP purposes, the invoices are presented as receivables and the debt is not reduced until collection of the proceeds and settlement of the debt have actually taken place;

(iv)	Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted within the same taxpayer and same tax jurisdiction and are classified as current or non-current based on the classification of the underlying temporary difference.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(p)	Additional disclosures required by US GAAP

(i)	Advertising costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expense. Advertising costs amounted to R$ 21, R$ 14 and R$ 9 for the years ended December 31, 2006, 2005 and 2004, respectively.

(ii)	Freight expenses

Freight expenses are recorded in a specific line as deduction on sales in the following amounts: R$ 77, R$ 64 and R$ 66 for the years ended December 31, 2006, 2005 and 2004, respectively.

(q)	Recently issued accounting standards

In July 2006, the FASB released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. Management is currently evaluating the effect of FIN 48 on the Company’s financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company’s financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. Management is currently evaluating the effect of SFAS 157 on the Company’s financial condition and results of operations.

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

28.2	Reconciliation of differences between Brazilian GAAP and US GAAP

28.2.1	Differences in net income

	Reference in 28.1	Years ended December 31
		2006	2005	2004
Net income under Brazilian GAAP		615	567	547

1. Remeasurement of financial statements for the effects of inflation—Depreciation on fixed assets for the year	(a)	(69)	(77)	(76)
2. Reversal of depreciation for the year on revaluation of property, plant and equipment	(b)	34	35	35
3. Depreciation of capitalized interest on construction of property, plant and equipment	(c)	(8)	(9)	(8)
4. Effect in net income of pension benefits	(d)			(1)
5. Reversal of amortization related to deferred charges	(e)	1	2	5
6. Recognition as expense of amounts recorded as deferred charges during the year	(e)	(1)	(3)	(1)
7. Tax incentives	(f)
(i) Company Operation Fund—FUNDOPEM		50	89	89
(ii) Program for Technological and Industrial Development—PDTI		5	4	3
8. Income tax and social contribution on the revaluation of property, plant and equipment	(g)	(8)	(11)	(10)
9. Effects from change in accounting policy for programmed maintenance	(j)		(11)	32
10. Income tax payable on monetary correction	(k)	(28)
11. Derivative financial instruments	(h)			(1)
12. Deferred income tax on all adjustments except for 2, 7, 8 and 10		28	36	16
13. Other adjustments		(4)	(6)	2

Net income under US GAAP		615	616	632

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

	Reference in 28.1	Years ended December 31
		2006	2005	2004
Weighted average number of shares issued and outstanding after giving retroactive effect at December 31, 2004 to the reverse share split approved on January 20, 2005—Basic and diluted		150,217,167	150,217,167	150,217,167

Earnings per share (in Brazilian Reais)		4.09	4.10	4.21

28.2.2	Differences in Shareholders’ equity

	December 31
	Reference	2006	2005
Shareholders’ equity under Brazilian GAAP		1,300	1,247

1. Remeasurement of financial statements for the effects of inflation:
(i) Fixed assets net of accumulated depreciation	(a)	16	85
(ii) Inventories	(a)	1	1
2. Reversal of revaluation of property, plant and equipment	(b)	(75)	(109)
3. Capitalization of interest on construction of property, plant and equipment	(c)	186	186
4. Depreciation of capitalized interest on construction of property, plant and equipment	(c)	(148)	(140)
5. Reversal of amortization related to deferred charges	(e)	63	62
6. Recognition as expense of amounts recorded as deferred charges during the year	(e)	(73)	(73)
9. Effects from change in accounting policy for programmed maintenance:	(j)
Reversal of provision recorded under Brazilian GAAP			68
Capitalization of cost in prior stoppage, net of depreciation			33
10. Difference between amount recognized as pension plan asset (liability)	(d)	11	(1)
8. Deferred income tax on all adjustments except for 2		(17)	(76)
9. Proposed dividends in excess of mandatory minimum dividend	(i)	185	68
10. Other adjustments		(3)	2

Shareholders’ equity under US GAAP		1,446	1,353

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

28.3	US GAAP condensed financial information

Based on the reconciling items and discussion above, Copesul’s condensed consolidated balance sheet, condensed consolidated statement of income and condensed consolidated statement of changes in shareholders’ equity under US GAAP are as follows:

(a)	Condensed balance sheet under US GAAP

	2006	2005
Assets

Current assets
Cash and cash equivalents	169	64
Trading investments	70	41
Certificates of deposit		3
Trade accounts receivable	254	198
Inventories, net	572	495
Taxes and charges recoverable	101	29
Deferred income taxes	2
Swap receivables	64	53
Prepaid expenses	13	14
Prepaid income taxes	227	230
Other accounts receivable	6	9

	1,478	1,136

Property, plant and equipment, net	1,010	1,162

Other noncurrent assets
Held-to-maturity investments	1	1
Investments at cost, net	10	9
Judicial deposits	9	8
Taxes and charges recoverable	121	103
Prepaid expenses	4	6
Loans to third parties	2	6
Intangible asset—recognition of minimum pension obligation		1
Prepaid pension cost	2
Other accounts receivable	1	1

	150	135

Total assets	2,638	2,433

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

	2006	2005
Liabilities and shareholders’ equity

Current liabilities
Suppliers	354	156
Social and labor contributions and charges	45	49
Provision for income taxes	259	242
Taxes and charges payable	45	42
Short-term debt, including current portion of long-term debt	50	231
Short-term export drafts, including current portion of long-term export drafts	40	19
Quotas subject to mandatory redemption		51
Interest on own capital	17	21
Payables related to swaps, forwards and options	23	5
Advances from customers	4	13
Retirement benefit obligation		6
Profit sharing and other	35	27

	872	862

Long-term liabilities
Long-term debt, net of current portion	107	84
Long-term export draft, net of current portion	139	91
Taxes and charges payable	26
Deferred income taxes	14	30
Provision for tax, civil and labor proceedings	34	11
Retirement benefit obligation		2

	320	218

Commitments and contingencies

Shareholders’ equity	1,446	1,353

Total liabilities and shareholders’ equity	2,638	2,433

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

(b)	Condensed statement of income under US GAAP

	2006	2005	2004
Gross sales	8,148	7,348	7,153
Taxes, contributions and deductions on sales	(1,799)	(1,706)	(1,689)

Net sales and services	6,349	5,642	5,464
Cost of products, utilities and services	(5,326)	(4,661)	(4,423)

Gross profit	1,023	981	1,041

Operating (expenses) income
Selling, general and administrative	(113)	(120)	(123)
Employees profit sharing	(24)	(22)	(20)
Other operating income (expenses), net	18	28	44

Operating profit	904	867	942

Non-operating income (expenses)
Financial income (expenses), net	1	(62)	(81)
Loss on payment of debt in advance settlement			(16)
Foreign exchange gains, net	(2)	12	23
Other	(12)	5

Income before income taxes and social contribution	891	822	868

Income tax benefit (expense)
Current	(297)	(238)	(271)
Deferred	21	32	35

Net income for the year	615	616	632

(c)	Condensed statement of changes in shareholders’ equity under US GAAP

	Years Ended December 31
	2006	2005	2004
At beginning of the year	1,353	1,350	1,154

Net income	615	616	632
Transition effect of application of SFAS 158, net of taxes	8
Dividends	(440)	(514)	(348)
Interest on own capital	(90)	(99)	(88)

At end of the year	1,446	1,353	1,350

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

28.4	Statements of cash flows

	2006	2005	2004
Cash provided by operating activities
Net income for the year	615	616	632
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	288	250	248
Provision for administrative, civil and labor contingencies	24	4	3
Programmed maintenance	(1)	(21)	6
Provision for actuarial liabilities—PETROS	2	2	2
Loss on disposals of assets	29	5
Interest, foreign exchange and monetary variation on long-term
Liabilities	(4)	(16)	(11)
Other assets	(6)	5	(7)
Loss (gain) on trading investments		10	14
Interest on investment in certificates of deposit	(1)	(1)	(2)
Interest on quotas subject to mandatory redemption	(44)	(10)	16
Unrealized gain related to forwards, swaps and options, net	17	(3)	(30)
Interest, foreign exchange and monetary variation on loans to related parties and other current liabilities		15	(12)
Interest and monetary variation on short-term debts	5	(22)	(33)
Deferred income tax	(21)	(32)	(35)
Decrease (increase) in assets and liabilities
Trade accounts receivable	(56)	21	277
Inventories	(76)	(68)	(144)
Purchases of trading investments	(195)	(186)	(928)
Sales and redemptions of trading investments	165	267	1,077
Other assets	(24)	155	(94)
Suppliers	198	8	34
Other liabilities	26	203)	214

Net cash provided by operating activities	941	796	1,227

COPESUL - Companhia Petroquímica do Sul

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

All amounts in millions of reais, unless otherwise indicated

28.4	Statements of cash flows (continued)

	2006	2005	2004
Cash flows from investing activities
Held-to-maturity investments, net			(1)
Redemptions of certificates of deposit			24
Investment in certificates of deposit	4	(1)
Receivables related to forwards, swaps and options, net	(11)	(52)	9
Loans to related parties
Issuances			(325)
Repayments		130	522
Acquisitions of property, plant and equipment	(198)	(171)	(131)
Acquisitions of investments			(2)

Net cash provided by (used in) investing activities	(205)	(94)	96

Cash flows from financing activities
Short-term debt
Proceeds	1,660	1,198	514
Payments	(1,864)	(1,183)	(706)
Long-term debt
Proceeds	185	81	133
Payments	(71)	(153)	(989)
Quotas subject to mandatory redemption
Proceeds			125
Payments	(8)	(68)	(12)
Dividends paid	(439)	(513)	(346)
Interest on own capital paid	(94)	(97)	(83)

Net cash used in financing activities	(631)	(735)	(1,364)

Net decrease in cash and cash equivalents	105	(33)	(41)

Cash and cash equivalents at beginning of year	64	97	138

Cash and cash equivalents at end of the year	169	64	97

Cash paid during the year for
Interest	33	63	106
Income taxes	240	238	244

*    *    *